PRESS RELEASE

GOLDCORP DECLARES SECOND DIVIDEND PAYMENT

Toronto, March 17, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its second bi-monthly dividend payment for 2003 of $0.025 per share.  Shareholders of record at the close of business on Thursday, April 10, 2003 will be entitled to receive payment of this dividend on Tuesday, April 15, 2003.  This brings the total dividend payment for the year to $0.050 per share.  Goldcorp intends to pay a total of $0.15 per share during 2003 in equal bi-monthly payments.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:

Corporate Office:

Chris Bradbrook                                                145 King Street West

Vice President, Corporate Development              Suite 2700

Telephone: (416)865-0326

                         Toronto, Ontario

Fax: (416)361-5741                                             M5H 1J8

e-mail: info@goldcorp.com

                          website: www.goldcorp.com